UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$4,000,000,000
0.25 per cent. Global Notes due 14 July 2023
Series No.: 1149-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 10 July 2020

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$4,000,000,000 principal amount of 0.25 per cent. Global Notes due 14 July 2023 (Series No.: 1149-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 10 July 2020 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 24 April 2020, was filed under a report of the ADB dated 24 April 2020.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 10 July 2020, the ADB entered into a Terms Agreement, filed herewith, with Bank of Montreal, London Branch, Deutsche Bank AG, London Branch, Goldman Sachs International and Morgan Stanley & Co. International plc (the "Joint Lead Managers"), and the other managers named in the Terms Agreement (together with the Joint Lead Managers, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating U.S.$4,000,000,000 for an issue price of 99.833% of the principal amount less a management and underwriting fee of 0.100% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 14 July 2020.

The Managers propose to offer all the Notes to the public at the public offering price of 99.833%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Bank of Montreal, London Branch.....................	U.S.$970,000,000
Deutsche Bank AG, London Branch	U.S.$970,000,000
Goldman Sachs International.............................	U.S.$970,000,000
Morgan Stanley & Co. International plc.............	U.S.$970,000,000
ANZ Securities, Inc.	U.S.$20,000,000
Crédit Agricole Corporate and Investment Bank	U.S.$20,000,000
Daiwa Capital Markets Europe Limited..............	U.S.$20,000,000
ING Bank N.V., Singapore Branch....................	U.S.$20,000,000
Mizuho International plc...................................	U.S.$20,000,000
NatWest Markets Plc..	U.S.$20,000,000
Total...	U.S.$4,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.833%	0.100%	99.733%
Total	U.S.$3,993,320,000	U.S.$4,000,000	U.S.$3,989,320,000

Item 4.   **Discounts and Commissions to Sub-Underwriters and Dealers**

See Item 3.

Item 5.   **Other Expenses of Distribution**

Item	Amount
Legal Fees...	U.S.$35,000*
Fees/Expenses of Independent Accountants..........	U.S.$10,552*
Listing Fees (Luxembourg)	U.S.$2,255*

* Asterisks indicate that expenses itemized above are estimates.

Item 6.   **Application of Proceeds**
See the Prospectus, page 5.

The net proceeds to ADB from the sale of the Notes will be included in the ordinary capital resources of ADB and used in its ordinary operations which include partially funding ADB's $20 billion COVID-19 Response Package to help ADB's developing member countries counter the severe macroeconomic and health impacts caused by the COVID-19 pandemic.

Item 7.   **Exhibits**

(a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii)   Pricing Supplement dated 10 July 2020.

(b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011, as amended in a written notice of amendment dated February 23, 2018, previously filed under a report of the ADB dated 24 January 2020.

       (ii)   Terms Agreement dated 10 July 2020.

(d)   (i)   Information Statement dated 24 April 2020, filed under a report of the ADB dated 24 April 2020.

       (ii)   Prospectus and Pricing Supplement (see (a) above).

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1149-00-1

U.S.$4,000,000,000

0.25 per cent. Global Notes due 14 July 2023

Issue price: 99.833 per cent.

Joint Lead Managers

BMO Capital Markets
Deutsche Bank
Goldman Sachs International
Morgan Stanley

Co-Lead Managers

ANZ Securities	Crédit Agricole CIB
Daiwa Capital Markets Europe	ING
Mizuho Securities	NatWest Markets

The date of this Pricing Supplement is 10 July 2020.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$4,000,000,000 0.25 per cent. Global Notes due 14 July 2023 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 15 June 2020.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB").
2.	Series Number:		1149-00-1.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$4,000,000,000.
5.	(i)	Issue Price:	99.833 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	U.S.$3,989,320,000.
6.	Specified Denominations (Condition 1(a)):		U.S.$1,000.
7.	(i)	Issue Date (Condition 5(d)):	14 July 2020.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		14 July 2023, subject to paragraph 31 below.

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a)) (further particulars specified in paragraph 16 below).
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11.	Change of Interest or Redemption/Payment Basis:	Not applicable.
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13.	Status of the Notes (Condition 3):	Senior.
14.	Listing:	Luxembourg Stock Exchange.
15.	Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):		Applicable.
	(i)	Rate(s) of Interest:	0.25 per cent. per annum, payable semi-annually in arrear.
	(ii)	Interest Payment Date(s):	14 January and 14 July of each year, commencing on 14 January 2021 up to and including the Maturity Date, subject to paragraph 31 below.
	(iii)	Fixed Coupon Amount(s):	U.S.$1.25 per Specified Denomination, payable on each Interest Payment Date.
	(iv)	Broken Amount(s):	Not applicable.
	(v)	Relevant Financial Center:	New York.
	(vi)	Additional Business Center(s) (Condition 5(d)):	Not applicable.
	(vii)	Day Count Fraction (Condition 5(d)):	30/360, unadjusted.
	(viii)	Determination Date(s):	Not applicable.

(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day (as defined in paragraph 31 below).

The last paragraph of Condition 5(a) shall be replaced in its entirety by the following:

"Interest will cease to accrue on each Fixed Rate Note on the Maturity Date unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the specified Rate of Interest up to but excluding the earlier of (i) the date on which actual payment of principal is made, or (ii) the 15th calendar day following the receipt of such payment of principal by the Paying Agent."

17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.
18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):	Not applicable.
22.	Put Option (Condition 6(f)):	Not applicable.
23.	Final Redemption Amount:	Aggregate Nominal Amount.
	(i) Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii) Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii) Variable Redemption Amount (Condition 6(d)):	Not applicable.

5

24. Early Redemption Amount:

    (i)   Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):   As set out in the Conditions.

    (ii)   Unmatured Coupons to become void (Condition 7(f)):   Not applicable.

Additional General Provisions Applicable to the Notes

25. Form of Notes: Book-Entry Notes available on Issue Date.

26. Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):   Not applicable.

27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment: Not applicable.

28. Details relating to Installment Notes: Not applicable.

29. Redenomination, renominalization and reconventioning provisions: Not applicable.

30. Consolidation provisions: Not applicable.

31. Other terms or special conditions:

    (i)   Payment Dates: If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment.

"Business Day" shall mean a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Distribution

32.	(i)	If syndicated, names of Managers:	Bank of Montreal, London Branch Deutsche Bank AG, London Branch Goldman Sachs International Morgan Stanley & Co. International plc ANZ Securities, Inc. Crédit Agricole Corporate and Investment Bank Daiwa Capital Markets Europe Limited ING Bank N.V., Singapore Branch Mizuho International plc NatWest Markets Plc
	(ii)	Stabilizing Manager (if any):	Not applicable.
	(iii)	Commissions and Concessions:	0.100 per cent.
33.		If non-syndicated, name of Dealer:	Not applicable.
34.		Additional selling restrictions:	Not applicable.

Operational Information

35.	(i)	ISIN:	US045167EV11.
	(ii)	CUSIP:	045167EV1.
	(iii)	CINS:	Not applicable.
	(iv)	Other:	Not applicable.
36.		Common Code:	220401472.
37.		Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Federal Reserve Book-Entry System.
38.		Delivery:	Delivery against payment.

| 39. | Additional Paying Agent(s) (if any): | Not applicable. |
| 40. | Governing Law: | New York. |

Use of Proceeds

The net proceeds to ADB from the sale of Notes will be included in the ordinary capital resources of ADB and used in its ordinary operations which include partially funding ADB's $20 billion COVID-19 Response Package to help ADB's developing member countries counter the severe macroeconomic and health impacts caused by the COVID-19 pandemic.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 24 April 2020.

Recent Developments

On 22 May 2020, ADB's Board of Governors approved the following with respect to its 2019 reported net income of U.S.$1,530.5 million, after appropriation of guarantee fees to the special reserve:

- a. U.S.$461.2 million representing adjustments for the net unrealized gains for the year ended 31 December 2019, be added to the cumulative revaluation adjustments account;

- b. U.S.$615.7 million be allocated to the ordinary reserve;

- c. U.S.$259.5 million be allocated to the Asian Development Fund;

- d. U.S.$130.0 million be allocated to the Technical Assistance Special Fund;

- e. U.S.$30.0 million be allocated to the Regional Cooperation and Integration Fund;

- f. U.S.$24.0 million be allocated to the Climate Change Fund; and

- g. U.S.$10.0 million to be allocated to the Asia Pacific Disaster Response Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK



By:_____

Name: MARIA A. LOMOTAN

Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045
USA

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGERS

As to New York law

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
USA

AUDITORS

Deloitte & Touche LLP
6 Shenton Way, OUE Downtown 2,
#33-00,
Singapore 068809

TERMS AGREEMENT NO. 1149-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$4,000,000,000

0.25 per cent. Global Notes due 14 July 2023

10 July 2020

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") agree to purchase from the Asian Development Bank ("ADB") its U.S.$4,000,000,000 0.25 per cent. Global Notes due 14 July 2023 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 28 April 2011 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") at 9:00 a.m., New York time, on 14 July 2020 (the "Settlement Date") at an aggregate purchase price of U.S.$3,989,320,000 on the terms set forth herein and in the Standard Provisions dated as of 28 April 2011 (as amended through the date hereof, the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, each of the Managers that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

Each of the Managers warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. Each of the Managers warrants and covenants to ADB that the warranties of such Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of each of the Managers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by each of the Managers of an ADB officer's certificate and the documents referred to in Sections 6(c)(i), (ii), (iii) and (iv) of the Standard Provisions.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.833 per cent. of the principal amount less a management and underwriting fee of 0.100 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Bank of Montreal, London Branch......................	U.S.$970,000,000
Deutsche Bank AG, London Branch	U.S.$970,000,000
Goldman Sachs International.............................	U.S.$970,000,000
Morgan Stanley & Co. International plc.............	U.S.$970,000,000
ANZ Securities, Inc.	U.S.$20,000,000
Crédit Agricole Corporate and Investment Bank	U.S.$20,000,000
Daiwa Capital Markets Europe Limited..............	U.S.$20,000,000
ING Bank N.V., Singapore Branch....................	U.S.$20,000,000
Mizuho International plc....................................	U.S.$20,000,000
NatWest Markets Plc...	U.S.$20,000,000
Total..	U.S.$4,000,000,000

2

2.	Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the account of The Bank of New York (BK of NYC/Morgan Stanley, ABA No. 021000018) at the Federal Reserve Bank of New York, for further credit to Morgan Stanley & Co. International plc on behalf of the purchasers; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3.	ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Uniform Fiscal Agency Agreement, duly executed by the parties thereto.

4.	In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Managers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.	Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6.	Each of the Managers represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7.	Notwithstanding and to the exclusion of any other term of the Standard Provisions, this Terms Agreement or any other agreements, arrangements, or understanding between the Managers and ADB, ADB acknowledges and accepts that a BRRD Liability arising under the Standard Provisions or this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts and agrees to be bound by:

a.	the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any of the Managers to ADB under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

i.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

ii.   the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of any of the Managers or another person (and the issue to or conferral on ADB of such shares, securities or obligations);

iii.   the cancellation of the BRRD Liability;

iv.   the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

b.   the variation of the terms of the Standard Provisions and this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this paragraph 7, "Bail-in Legislation" means in relation to a member state of the European Economic Area or the United Kingdom, which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time; "Bail-in Powers" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation; "BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms; "EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499; "BRRD Liability" means a liability in respect of which the relevant Write-down and Conversion Power in the applicable Bail-in Legislation may be exercised; and "Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to any of the Managers.

8.   Recognition of the U.S. Special Resolution Regimes.

a.   In the event that any of the Managers that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Manager of the Standard Provisions and this Terms Agreement, and any interest and obligation in or under the Standard Provisions and this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Standard Provisions and this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

b.   In the event that any of the Managers that is a Covered Entity or a Covered Affiliate of any of the Managers becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Standard Provisions and this Terms Agreement that may be exercised against any of the Managers are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Standard Provisions and this Terms Agreement were governed by the laws of the United States or a state of the United States.

"Covered Affiliate" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"Covered Entity" means any of the following: (i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"U.S. Special Resolution Regime" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

9.   For purposes hereof, the notice details of each of ADB and the Managers are as follows:

For ADB:

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: (632) 8632-4478
Facsimile: (632) 8632-4120
Electronic Mailing
  Address: TDFD_Documentation@adb.org

For the Managers:

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
Attention: Head of Transaction Management Group, Global Capital Markets
Telephone: +44 0(20) 7677 4799
Facsimile: +44 0(20) 7056 4984
Electronic Mailing
  Address: tmglondon@morganstanley.com

10.   If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Manager or Managers who have not defaulted with respect to its or their respective several underwriting commitments

will take up and pay for, as nearly as practicable in proportion to its or their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Manager or Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, and arrangements satisfactory to the non-defaulting Manager or Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Manager or Managers shall be entitled to terminate this Terms Agreement without any liability on their part. Nothing herein will relieve a defaulting Manager from liability for its default.

11. The Managers agree as between themselves that they will be bound by and will comply with the ICMA Agreement Among Managers New York Version 1 (the "Agreement Among Managers") and further agree that references in the Agreement Among Managers to the "Lead Manager" shall mean the Joint-Lead Managers and references in the Agreement Among Managers to the "Settlement Lead Manager" shall mean Morgan Stanley & Co. International plc.

12. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

With respect to any legal action or proceedings ("Proceedings") in the courts of England arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in the English courts shall be conclusive and binding upon it, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Freshfields Bruckhaus Deringer LLP at 65 Fleet Street, London EC4Y 1HS as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Managers of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

13.   Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BANK OF MONTREAL, LONDON BRANCH

By: _____   By: _____
 Name: Richard Couzens   Name: Edward Mizuhara
 Title: Managing Director & Head   Title: Managing Director, Debt Products
   Global Markets, EMEA

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
 Name:
 Title:

GOLDMAN SACHS INTERNATIONAL

By: _____
 Name:
 Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
 Name:
 Title:

[Signatures continued on the following page.]

13.   Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BANK OF MONTREAL, LONDON BRANCH

By: _____
    Name:
    Title:

By: _____
    Name:
    Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
    Name:
    Title:

By: _____
    Name:
    Title:

GOLDMAN SACHS INTERNATIONAL

By: _____
    Name:
    Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
    Name:
    Title:

[Signatures continued on the following page.]

13.   Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BANK OF MONTREAL, LONDON BRANCH

By: _____   By: _____
    Name: Name:
    Title: Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
    Name:
    Title:

GOLDMAN SACHS INTERNATIONAL

By: _____
    Name: Lars Humble
    Title: Managing Director

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
    Name:
    Title:

[Signatures continued on the following page.]

13.   Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BANK OF MONTREAL, LONDON BRANCH

By: _____   By: _____
    Name: Name:
    Title: Title:

DEUTSCHE BANK AG, LONDON BRANCH

By: _____
    Name:
    Title:

GOLDMAN SACHS INTERNATIONAL

By: _____
    Name:
    Title:

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____
    Name: Rachel Holdstock
    Title: Vice President

[Signatures continued on the following page.]

ANZ SECURITIES, INC.

By: _Charles Lachman_____
     Name: Charles Lachman
     Title: President

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK
DAIWA CAPITAL MARKETS EUROPE LIMITED
ING BANK N.V., SINGAPORE BRANCH

Each by its duly authorized attorney: _____
                                             Name:
                                           Title:

MIZUHO INTERNATIONAL PLC

By: _____
     Name:
     Title:

NATWEST MARKETS PLC

By: _____
     Name:
     Title:

[Signatures continued on the following page.]

ANZ SECURITIES, INC.

By: _____
    Name:
    Title:

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK
DAIWA CAPITAL MARKETS EUROPE LIMITED
ING BANK N.V., SINGAPORE BRANCH

Each by its duly authorized attorney: _____
    Name: Rachel Holdstock
    Title: Vice President

MIZUHO INTERNATIONAL PLC

By: _____
    Name:
    Title:

NATWEST MARKETS PLC

By: _____
    Name:
    Title:

[*Signatures continued on the following page.*]

ANZ SECURITIES, INC.

By: _____
    Name:
    Title:

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK
DAIWA CAPITAL MARKETS EUROPE LIMITED
ING BANK N.V., SINGAPORE BRANCH

Each by its duly authorized attorney: _____
                                      Name:
                                      Title:

MIZUHO INTERNATIONAL PLC

By: _____
    Name: Nicole Heijens-Berry
    Title:
              Managing Director, Legal Services

NATWEST MARKETS PLC

By: _____
    Name:
    Title:

[Signatures continued on the following page.]

8

ANZ SECURITIES, INC.

By: _____
    Name:
    Title:

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK
DAIWA CAPITAL MARKETS EUROPE LIMITED
ING BANK N.V., SINGAPORE BRANCH

Each by its duly authorized attorney: _____
                                        Name:
                                        Title:

MIZUHO INTERNATIONAL PLC

By: _____
    Name:
    Title:

NATWEST MARKETS PLC

By: _____
    Name: Nicola Hopwood
    Title: Authorised Signatory

[Signatures continued on the following page.]

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK



By:_____
     Name: MARIA A. LOMOTAN
     Title: Assistant Treasurer

9